DAIMLER TRUCKS RETAIL TRUST 2023-1
Investor Report

Collection Period Ended   31-Dec-2023

Amounts in USD

Dates

Collection Period No.	4			
Collection Period (from... to)	1-Dec-2023	31-Dec-2023		
Determination Date	11-Jan-2024			
Record Date	12-Jan-2024			
Distribution Date	16-Jan-2024			
Interest Period of the Class A-1 Notes (from... to)	15-Dec-2023	16-Jan-2024	Actual/360 Days	32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Dec-2023	15-Jan-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,360,000.00	52,937,947.23	31,129,443.26	21,808,503.97	138.589883	0.197823
Class A-2 Notes	270,000,000.00	270,000,000.00	270,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	270,000,000.00	270,000,000.00	270,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	60,000,000.00	60,000,000.00	60,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**757,360,000.00**	**652,937,947.23**	**631,129,443.26**	**21,808,503.97**		
Overcollateralization	72,621,115.25	72,623,347.58	72,623,347.58			
Adjusted Pool Balance	829,981,115.25	725,561,294.81	703,752,790.84			
Yield Supplement Overcollateralization Amount	31,950,769.53	26,431,649.02	25,051,074.74			
Pool Balance	**861,931,884.78**	**751,992,943.83**	**728,803,865.58**			

	Amount	Percentage
Initial Overcollateralization Amount	72,621,115.25	8.75%
Target Overcollateralization Amount	72,623,347.58	8.75%
Current Overcollateralization Amount	72,623,347.58	8.75%

	Interest Rate	Interest Due	Interest per $1000 Face Amount	Interest & Principal Due	Interest & Principal Due per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	21,808,503.97	138.589883
Class A-2 Notes	6.030000%	1,356,750.00	5.025000	1,356,750.00	5.025000
Class A-3 Notes	5.900000%	1,327,500.00	4.916667	1,327,500.00	4.916667
Class A-4 Notes	5.930000%	296,500.00	4.941667	296,500.00	4.941667
Total		**2,980,750.00**		**24,789,253.97**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	21,933,842.92	(1) Total Servicing Fee	626,660.79
Interest Collections	3,725,275.11	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	242,472.06	(2) Total Trustee Fees (max. $125,000 p.a.)	0.00
Recoveries	359,983.54	(3) Interest Distributable Amount Class A Notes	2,980,750.00
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	116,107.35	(6) Regular Principal Distributable Amount	21,808,503.97
Available Collections	**26,377,680.98**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	961,766.22
Available Funds	**26,377,680.98**	**Total Distribution**	**26,377,680.98**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	626,660.79	626,660.79	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,980,750.00	2,980,750.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	1,356,750.00	1,356,750.00	0.00
thereof on Class A-3 Notes	1,327,500.00	1,327,500.00	0.00
thereof on Class A-4 Notes	296,500.00	296,500.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,980,750.00	2,980,750.00	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	21,808,503.97	21,808,503.97	0.00
Aggregate Principal Distributable Amount	21,808,503.97	21,808,503.97	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,074,952.79
Reserve Fund Amount - Beginning Balance	2,074,952.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	8,780.45
minus Net Investment Earnings	8,780.45
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,074,952.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	8,780.45
Net Investment Earnings on the Collection Account	107,326.90
Investment Earnings for the Collection Period	116,107.35

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	861,931,884.78	5,077
Pool Balance beginning of Collection Period	751,992,943.83	4,712
Principal Collections	19,612,107.37	
Principal Collections attributable to Full Pay-offs	2,321,735.55	
Principal Purchase Amounts	0.00	
Principal Gross Losses	1,255,235.33	
Pool Balance end of Collection Period	728,803,865.58	4,570
Pool Factor	84.55%	

	As of Cutoff Date	Current
Weighted Average APR	6.32%	6.37%
Weighted Average Number of Remaining Payments	40.79	37.70
Weighted Average Seasoning (months)	16.18	20.37

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	720,232,587.43	4,493	98.82%
31-60 Days Delinquent	5,985,373.82	56	0.82%
61-90 Days Delinquent	2,346,894.73	15	0.32%
91-120 Days Delinquent	239,009.60	6	0.03%
Total	728,803,865.58	4,570	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Amount
Principal Gross Losses	1,255,235.33
Principal Net Liquidation Proceeds	240,805.58
Principal Recoveries	341,430.71
Principal Net Loss / (Gain)	672,999.04
Cumulative Principal Net Loss / (Gain)	2,290,014.67
Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.266%

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.12%	0.07%	0.68%	0.04%	- %	7.02%
2	0.17%	0.11%	0.40%	0.07%	0.03%	6.78%
3	0.28%	0.19%	1.15%	0.09%	0.03%	6.84%
4	0.43%	0.27%	0.82%	0.32%	0.03%	5.82%